For the period ended (a) September 30, 1996
File number (c) 811-5336

                                  SUB-ITEM 77 D

                  Policies with Respect to Security Investments


     On July 9, 1996 the Board of Directors approved a  investment policy modification to the Institutional Money Market Series. The modification will permit the Fund to invest in money market instruments of foreign governments,



their agencies and instrumentalities to be effective October 8, 1996.